                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                      For the month of     August, 2002
                                       ---------------------

                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
            --------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F       X              Form 40-F
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[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                Yes                              No       X
                    -------------                   ------------



[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-         N/A
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Description of document filed: AMVESCAP ("ESOP") TRANSFERRED 37,212 SHARES TO
                               ----------------------------------------------
                               A BENEFICIARY OF THE PLAN.
                               --------------------------

AMVESCAP PLC
327121
IMMEDIATE RELEASE  15 AUGUST 2002
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652





In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that:-

On the 14 August 2002, the Trustee of the AMVESCAP Employee Stock Ownership Plan ("ESOP") transferred 37,212 shares to a beneficiary of the AMVESCAP Employee Stock Ownership Plan. The transfer was not made to any director of AMVESCAP. The Company was notified of this transaction on 15 August 2002.

Executive Directors of AMVESCAP PLC who are participants in the Employee Stock Ownership Plan are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustees.






15 AUGUST 2002

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                        -----------------------------
                                                (Registrant)


Date 15 August, 2002                    By  /s/ ANGELA TULLY
     ---------------                      ---------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary